UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46609J 106

(CUSIP Number)

Timothy T. Janszen, Chief Executive Officer

Newport Global Advisors LP

21 Waterway Avenue, Suite 150

The Woodlands, Texas 77380

713.559.7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46609J 106

1	Name of Reporting Persons Newport Global Opportunities Fund AIV-A LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on 15,000,235 shares of common stock outstanding as of November 9, 2015.

CUSIP No. 46609J 106

1	Name of Reporting Persons Timothy T. Janszen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0 Shares (1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on 15,000,235 shares of common stock outstanding as of November 9, 2015.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 7, 2015 (as so amended, the “Statement”) as follows:

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

On January 7, 2016, Newport Global Opportunities Fund AIV-A LP (“Newport Global”) entered into a Contribution Agreement, by and among Newport Global Opportunities Fund LP, Newport Global and Newport Global Opportunities Fund I-A LP (the “New Newport Fund”), pursuant to which, among other things, Newport Global agreed to contribute 1,627,991 shares of common stock, par value $0.001 per share (“Shares”), of J. Alexander’s Holdings, Inc., a Tennessee corporation (“JAX” or the “Issuer”), in exchange for partnership interests in the New Newport Fund (the “Transfer”).

Following the Transfer, Newport Global no longer held or beneficially owned any common stock of the Issuer.

Except as described in this Item 4 of this Statement, Newport Global has no other present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

Newport Global previously was the record owner of the Shares. Newport Global Advisors LP is the investment advisor of Newport Global. As the Chief Executive Officer of Newport Global Advisors LLC, which in turn is the general partner of Newport Global Advisors LP, Mr. Janszen may be deemed to own beneficially any common stock owned of record by Newport Global.

(a) and (b).

The percentage of outstanding common stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.

Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets;

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets;

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets; and

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets;

For Mr. Janszen, the amounts listed on his cover sheet do not reflect the Shares owned of record by the New Newport Fund following the Transfer. As the Chief Executive Officer of Newport Global Advisors LLC, which in turn is the general partner of Newport Global Advisors LP, the investment advisor to the New Newport Fund, Mr. Janszen may be deemed to own beneficially the Shares owned of record by the New Newport Fund. Mr. Janszen expressly disclaims such beneficial ownership.

(c) The information set forth in Item 4 is hereby incorporated by reference.

(e) On January 7, 2016, following the Transfer, Newport Global ceased to be the beneficial owner of more than five percent of the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 11, 2016

NEWPORT GLOBAL OPPORTUNITIES FUND AIV-A LP

By:	Newport Global Advisors LP,
its Investment Advisor

By:	Newport Global Advisors LLC,
its General Partner

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer